Graymark Productions, Inc.	101 N. Robinson Ste. 920 Oklahoma City, OK 73102 405-601-5300 405-601-4550 fax

June 14, 2006

Ms. Effie Simpson Division of Corporation Finance U.S. Securities and Exchange Commission Washington, D.C. 20549	Mail Stop 3561

Re:   Graymark Productions, Inc.
Form 10-KSB for the year ended December 31, 2005
Filed on March 24, 2006
File No. 0-50638

Dear Ms. Simpson:

We are writing in response to the Staff’s comments set forth in its letter dated May 19, 2006. We have numbered each of our responses to correspond to the numbered comment set forth in the Staff’s letter dated May 19, 2006.

Form 10-KSB for the year ended December 31, 2005

Consolidated Statements of Operations, page F-5

1.  Detail of the $419,737 recognized as amortization of film costs during 2005 follows:

Cloud 9 movie amortization	$409,237
Write-off of costs associated with other films in progress	10,500
Total amortization	$419,737

In accordance with SOP 00-2, the amortization of film costs attributable to the Cloud 9 motion picture was calculated using the individual film forecast computation method. Based on management’s estimates of the ultimate revenues, the carrying amount of the Cloud 9 motion picture at December 31, 2005 did not exceed its fair value.

The write-off of $10,500 was associated to film costs incurred on scripts for two motion picture projects that were unrelated to the Cloud 9 motion picture and that were abandoned. Because the $10,500 write-off was immaterial in relation to the consolidated financial statements, the decision was made to combine the write-off with amortization of film costs. During the 3rd quarter of 2005, management determined that these costs were no longer recoverable. This write-off was disclosed in the MD&A section of our September 30, 2005 Quarterly Report on Form 10-QSB under Comparison of the Three Month Periods Ended September 30, 2005 and 2004. In future filings, we will separately disclose any material write-offs of film costs in our results of operations and MD&A.

Note 2 — Summary of Significant Accounting Policies

Consolidation, page F-8

2.  A similar comment was made by the Raj Rajan in the Staff’s letter of April 9, 2004 in association with the review of Amendment No. 1 to the Form SB-2 Registration Statement (File No. 333-111819) filed with the Commission on March 16, 2004. To the assumed satisfaction of Mr. Rajan, the following response was made in the letter of May 10, 2004 from Michael E. Dunn of Dunn Swan & Cunningham and addressed to John Reynolds, Assistant Director of the Office of Emerging Growth Company, Division of Corporate Finance:

As disclosed in the prospectus and as set forth in the Investor Agreement filed as Exhibit 10.7 and the Operating Agreement of Out of the Blue Productions, LLC filed as Exhibit 10.15, the Company has financial and voting control of Out of the Blue Productions, LLC based on the following factors:

(i)  The Company is obligated to fund $2 million of the acquisition and production costs of Cloud 9, while the two other members of Out of the Blue Productions, LLC are only required to contribute $12,500 in the event acquisition and production costs exceed $2 million; the relevant contractual information as it relates to and is as

(ii)  The Company has the capital resources fully to fund its $2 million capital contribution obligation and this funding will be sufficient to finance the activities of Out of the Blue Productions, LLC and is greater than or equal to any expected losses of Out of the Blue Productions, LLC;

(iii)  Under the terms of the Operating Agreement (as well as the Investor Agreement), the Company is entitled to recover its capital contributions to Out of the Blue Productions, LLC plus interest at the rate of prime plus (defined as “investment recoupment”) from distributions of cash available for distribution before the two other members are entitled to receive any distributions from Out of the Blue Productions, LLC, which means the Company will be receiving 100% of distributions of cash available for distribution possibly for an extended period depending on the financial success of Cloud 9. Following “investment recoupment,” the Company will be entitled to receive 50% of distributions of cash available for distribution. Thus, the Company will be entitled to receive a majority of the proceeds from rights sales, distribution and any and all exploitation of Cloud 9;

(iv)  Under the terms of the Operating Agreement, majority vote of members is defined as a vote of members entitled to 51% or more of distributions of cash available for distribution before “investment recoupment.”  Effectively, the Company has 100% voting control of Out of the Blue Productions, LLC. Consequently, the Company has control by virtue of its ability to approve all the key operating decisions of Out of the Blue Productions, LLC; and

(v)  Finally, under the terms of the Operating Agreement, to the extent that the provisions of the Operating Agreement conflict with those of the Investor Agreement, the Operating Agreement controls. The Staff should take note that each member of Out of the Blue Productions, LLC executed the Operating Agreement and each member was a party to the Investor

Agreement. Therefore, the Operating Agreement provisions control and effectively amended and modified the Investor Agreement.

Based on these factors, the Company has the controlling financial interest in Out of the Blue Productions, LLC and therefore consolidation was both appropriate and required.

The following note on consolidation was included in Note 2 to the consolidated financial statements of December 31, 2003 as of that date and for the year then ended and the consolidated financial statements of March 31, 2004 as of that date and for the three months then ended contained in the Amendment and was accepted by Mr. Rajan without further comment:

Consolidation — The accompanying consolidated financial statements include the accounts of GrayMark Productions, Inc. and its majority-owned and controlled subsidiaries, with a provision for minority interests. The Company controls a subsidiary company through a combination of existing voting interests and the ability to exercise various rights under certain shareholder or operating agreements. The Company’s subsidiaries include GrayMark Productions, L.L.C. (the “LLC”) and Out of the Blue Productions, LLC (“Out of the Blue”). The LLC became a subsidiary of the Company in August 2003 as a result of the incorporation-reorganization of the Company. Out of the Blue was formed in December 2003 as the entity under which the Company’s first motion picture project, Cloud 9 (the “Picture”) is to be produced. The Company is obligated to fund more than 98% of the acquisition and production costs of the Picture (the other members are only required to contribute $25,050), and the Company has the capital resources fully to fund its $2,000,000 capital contribution obligation that will be sufficient to finance the activities of Out of the Blue Productions and greater than or equal to any expected losses of Out of the Blue. The Company is entitled to recover its capital contributions to Out of the Blue plus interest at 2% above the prime rate (defined as “investment recoupment”) from cash distributions before the other interest owners and thereafter 50% of cash distributions and entitled to receive a majority of the proceeds from rights sales, distribution and any and all exploitation of the Picture. The Company has 100% voting control of Out of the Blue. Out of the Blue will terminate on December 31, 2025, unless sooner terminated pursuant to agreement of the members or law.

Based upon the Staff’s comment in 2004 and the response provided and without any further Staff comments thereafter until raised in the Staff’s May 19 letter, it was assumed the consolidation comment was properly addressed and resolved to the satisfaction of the Staff.

Revenue Recognition, page F-93.

3.  The revenue recognition conditions of Paragraph 7 of SOP 00-2 and management’s determination regarding each condition with respect to the non-refundable advance of $450,000 follows:

a.     Persuasive evidence of a sale or licensing arrangement with a customer exists. We entered into a Home Video Rights Acquisition Agreement with Twentieth Century Fox Home Entertainment LLC (“Fox”) dated February 24, 2005.

b.     The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery. The completed film was delivered to Fox in June 2005. Fox subsequently made the determination that for marketing reasons a release date of January 2006 was more advantageous.

c.     The license period of the arrangement has begun and the customer can begin its exploitation, exhibition or sale. The license period per our agreement with Fox began on the date of the agreement (February 24, 2005)  Furthermore, as noted above the film was completed, delivered, and available for Fox to begin exploitation, exhibit, or sale prior to December 31, 2005.

d.     The arrangement fee is fixed or determinable. The non-refundable advance fee of $450,000 was fixed per the agreement.

e.     Collection of the arrangement fee is reasonably assured. The non-refundable advance fee of $450,000 was received in June 2005.

Paragraph 19 of SOP 00-2 relates to nonrefundable minimum guarantees and stipulates that they should be recognized as revenue if the conditions mentioned above are met.

4 — Accounting for Minority Interests.

The captions on pages 28 and 29 titled “Post-Production of the The Hunt”, “Post-Production of Surveillance”, and “Post-Production of Soul’s Midnight” were meant to indicate that each of these films was in the post-production stage rather than to describe only post-production costs. We recognize that this caption could be confusing and will change the caption headings in future filings.

The funding amounts received for these film projects were not related to post production. These represent funds received under co-financing arrangements with the distributors of these film projects, which provided for partial funding of budgeted production costs. The terms of these agreements are discussed on page 29 and also disclosed on F-12 of the filing. Our accounting policy for minority interests in these film projects is disclosed on F-9 of the filing. In evaluating our accounting for minority interests we used the guidance set forth in Regulation S-X, Rule 5-02-27

In responding to the comments raised by the Staff in its letter of May 19, we acknowledge that (i) we are responsible for the adequacy and the accuracy of the disclosure in our filings with the Commission, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing that is the subject matter of the comments or any other filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ MARK R. KIDD
Mark R. Kidd
Chief Financial Officer